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                                                                     EXHIBIT 4.5

                                                      as of July 21, 1992

Seitel, Inc.
The Seitel Building
50 Briar Hollow Road West
7th floor
Houston, Texas 77027

Re: 1992 Employee Stock Purchase

Ladies and Gentlemen:

     I have on this date executed a promissory note in the principal amount of
     (the "Note") as partial consideration for     shares (the "Shares") of
common stock, par value $.01 per share, of Seitel, Inc. (the "Company") purchased by me from the Company pursuant to the Company's 1992 Employee Stock Purchase Plan.

     Pursuant to this letter, I hereby grant, assign, transfer and deliver to the Company a security interest in the following property as security for all of my obligations under the Note:

          (i)   the Shares;

          (ii)  stock powers executed in blank which are related to the Shares:

          (iii) any and all stock rights, rights to subscribe, liquidating dividends, cash dividends, stock dividends and dividends paid in stock, securities or other property which I am or may hereafter become entitled to receive on account of the Shares, and in the event that I receive any such property, I will immediately deliver same to the Company; provided, however, that I shall be entitled to receive and retain any such property so long as no default shall have occurred and be continuing under the Note; and

          (iv)  the proceeds of any and all property described in subparagraphs
(i), (ii) or (iii) above.

     To perfect this security interest, I hereby agree to deliver with this letter the certificate(s) representing the Shares, together with a stock power executed in blank relating to the Shares, to the Chief Financial Officer of the Company, as escrow agent, to hold until such time as the Note shall have been paid in full.

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     In the event of a default under the Note, the Company is hereby fully authorized and empowered, at any time thereafter and from time to time, to sell or otherwise dispose of the Shares to satisfy the remaining unpaid amounts under the Note and any expenses associated with such satisfaction. Any excess proceeds from the sale shall be returned to me. I shall remain liable for any deficiency.

     I understand that to the extent that the Note is repaid, the Company from time to time upon my request will take all actions as may be necessary to release some of the Shares from this security agreement and pledge so long as the market value of the remaining Shares at the time of the release and the average market price of the Shares for the six months prior thereto is sufficient to cover 100% of the outstanding balance under the Note.

                                                        Sincerely,

                                                        ----------------------
                                                        Employee

ACCEPTED AND AGREED TO:

Seitel, Inc.

By:
    --------------------------------
Debra D. Valice, Chief Financial Officer

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